Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

April 2, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on April 2, 2025 by a newswire company in Canada and filed under the Company’s profile on SEDAR+.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

+1 (647) 259-1790

Item 9 Date of Report

April 2, 2025

Schedule “A”

Bitfarms Enters into Initial Agreement for Private Debt Facility with a division of Macquarie Group for up to $300 Million to Fund Initial HPC Project

Development at Panther Creek

●	Initial draw at close of $50 million, with up to a total of $300 million available upon entry into definitive project loan documentation

●	Early-stage investment from a division of Macquarie Group, one of the world’s largest infrastructure investors, further validates the attractiveness of Bitfarms’ potential HPC data center development pipeline, especially its near-term project at Panther Creek

●	A $300 million facility is expected to provide the necessary capital for Bitfarms to fund the initial portion of the Panther Creek data center development and buildout in a non-dilutive manner

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (April 2, 2025) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global energy and compute infrastructure company (“Bitfarms” or the “Company”), announced today that the Company has entered into an initial agreement for a private debt facility for up to $300 million from Macquarie Equipment Capital, Inc., a division of Macquarie Group’s Commodities and Global Markets’ business (“Macquarie”). The initial tranche of the facility is $50 million at the parent level and proceeds will be used for project development soft costs and other general corporate purposes. The second tranche of the facility may be up to $250 million and is drawable as the Company achieves specific development milestones at its Panther Creek location, at which time the entirety of the loan becomes secured at the project level only, resulting in a total project debt facility of $300 million and termination of the initial loan. The maturity of each facility is two years from the date of closing and each facility bears an interest at a rate of 8% per annum, with interest on the initial draw of $50 million paid in kind for the first three months. Draws under the second tranche of the facility are subject to the entry into definitive documentation, mutually agreed between the Company and Macquarie, on terms appended to the initial agreement, in addition to certain other conditions.

CEO Ben Gagnon stated, “We are thrilled to partner with Macquarie, a global leader in infrastructure investment with deep expertise and relationships across the HPC-related infrastructure value chain. This partnership marks the beginning of our investment in the near-term development of our Panther Creek data center, strategically located in Pennsylvania’s PJM region within close proximity to Philadelphia and NYC metropolitan areas. Panther Creek alone has a potential capacity of nearly 500 MW, supported by multiple power sources. Having multiple energy sources enhances reliability and redundancy while reducing anticipated CapEx and OpEx for HPC, making these sites particularly attractive to potential HPC customers. We are confident that this partnership will not only accelerate our buildout at Panther Creek, but also open doors to future opportunities with Macquarie as we look to scale our project and potentially expand to other sites within our portfolio.

“Amidst the surging AI revolution and the growing demand for power and infrastructure, this financing arrives at a pivotal time following the close of our transformational acquisition of Stronghold Digital Mining and the recent appointments of both James Bond, SVP of HPC, and Craig Hibbard, SVP of Infrastructure. We believe the analyses provided by our strategic partners, ASG and WWT, along with Macquarie’s due diligence and industry expertise, validate our HPC opportunity thesis at Panther Creek, strengthen our HPC pipeline and strategy, and position Bitfarms as a market leader in sourcing and developing large-scale, high-quality HPC data center projects.”

Joshua Stevens, Associate Director, Macquarie Group’s Commodities and Global Markets business, said, “We are proud to partner with Bitfarms and look forward to supporting the continued development of its innovative Panther Creek project, as well as future infrastructure that will be essential to the advancement of AI. Panther Creek is well located, within 100 miles of New York City and Philadelphia, and we expect it will be sought after by HPC tenants once construction of the project is underway.”

CFO Jeff Lucas stated, “Our highly valued North American assets, strong cash flow from mining operations, and the potential for higher-margin, stable, and predictable earnings characteristic of an HPC business model have enabled us to secure this attractive debt financing from a respected infrastructure partner. With an interest rate of 8%, we believe we can fund our energy and HPC infrastructure development at a significantly lower cost of capital and with much less dilution than equity funding, creating long-term shareholder value. The net proceeds from the initial $50 million will accelerate the launch of our HPC project at Panther Creek and finance the soft costs as we move forward with the HPC development. Importantly, this valuable partnership with Macquarie provides the necessary capital and expertise in datacenter development to accelerate our next chapter of growth.”

Key Financing Terms

●	The $300 million project loan is intended to fund the development of the data center project at Panther Creek.

●	The $50 million initial tranche of the facility, which is earmarked for project development soft costs and other general corporate purposes, is at the parent level and is secured by a first priority lien on all assets of the U.S. and Canadian guarantors and the borrower, with customary exclusions. The second tranche of the facility will be for up to $250 million and will be drawable as the Company achieves specific development milestones at its Panther Creek location and upon entering definitive documentation, at which time the entirety of the loan will become secured at the project level only and would result in a total project debt facility of $300 million and termination of the initial loan.

●	The maturity of each facility is two years from the date of closing. Each facility will bear interest at a rate of 8% per annum, with interest on the initial draw of $50 million paid in kind for the first three months.

●	In connection with the initial tranche of the facility, Macquarie will receive warrants for the purchase of $5 million in shares of Bitfarms at a strike price equal to a 25% premium to the average of the past 5 days’ closing price (subject to a minimum strike price floor equal to the last closing price of Bitfarms’ shares on the TSX) and with a tenor of five years. The warrants and underlying shares are subject to customary registration rights for the resale of the underlying shares. Up until $125 million has been drawn under the second tranche of the facility, Macquarie will receive warrants equal to 10% of the amount drawn under the facility at a strike price equal to a 25% premium to the average of the past 5 days’ closing price (subject to a minimum strike price floor equal to the last closing price of Bitfarms’ shares on the TSX prior to grant) with a tenor of five years.

●	The loan agreement for the initial tranche of the facility includes various affirmative and negative covenants for Bitfarms and its subsidiaries, including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions, and investments, in each case subject to certain customary exclusions and carveouts. In addition, Bitfarms must maintain a minimum of $25 million balance in cash at all times while the initial tranche is outstanding and must deposit additional amounts of cash if the average bitcoin price drops below certain thresholds as provided in the loan agreement (which funds will be returned if the bitcoin price returns to the previous thresholds).

Northland Capital Markets acted as sole placement agent to the Company. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to the Company. Latham & Watkins LLP acted as legal counsel to Macquarie.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global energy and compute infrastructure company that develops, owns, and operates vertically integrated HPC and Bitcoin mining data centers. Bitfarms currently has 15 operating Bitcoin data centers situated in four countries: the United States, Canada, Argentina and Paraguay.

Powered primarily by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com.

https://www.facebook.com/bitfarms/
http://x.com/Bitfarms_io

https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

About Macquarie Group

Macquarie Group Limited (Macquarie) is a global financial services group providing clients with asset management, retail and business banking, wealth management, leasing and asset financing, market access, commodity trading, renewables development, specialist advice and access to capital and principal investment. Founded in 1969, Macquarie employs over 20,000 people in 34 markets. Commodities and Global Markets (CGM), an operating group of Macquarie, has more than 40 years of partnering with clients to provide capital and financing, risk management, market access, and physical execution and logistics solutions across commodities, financial markets, and asset finance sectors. For further information, visit www.macquarie.com.

Glossary of Terms

●	MW = Megawatts or megawatt hour

●	HPC/AI = High Performance Computing / Artificial Intelligence

●	CapEx = Capital Expenditure

●	OpEx = Operating Expenses

●	PJM = Pennsylvania- New Jersey-Massachusetts regional transmission market

●	NYC = New York City

●	WWT = World Wide Technology

●	ASG= Applebee Strategy Group, LLC

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the completion of definitive documentation relating to the second tranche of the facility and the draw of an additional $250 million in funds, the development of the Company’s Panther Creek data center, its potential capacity, and its attractiveness to potential HPC customers, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: the ability to successfully negotiate and deliver definitive documentation relating to the second tranche of the facility, that the second tranche may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the parties; the development and operation of Panther Creek may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of plants which entail environmental risk and certain additional risk factors including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Management’s Discussion & Analysis for the year-ended December 31, 2024. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com